UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 16, 2002

CEMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1. Press release announcing CEMEX's results for the second quarter of 2002 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date: July 16, 2002

By: /s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

pg. 5

625312.01 New York Server 7A -MSW

CEMEX

Building the future.™

2002 Second Quarter Results

Free Cash Flow and Cash Earnings Increase 26% and 3% Respectively

Consolidated Sales:

	2Q'02	2Q'01	Var.
Net Sales (US$ millions)	1,741.5	1,815.6	(4)%
Cement (Thousand metric tons)	16,130	16,451	(2%)
Ready-Mix (Thousand m^3)	4,846	4,749	2%

Operating Income, EBITDA, and Free Cash Flow:

(US$ millions)	2Q'02	*Mar.*	2Q'01	*Mar.*	Var.
Operating Income	403.5	23.2	459.3	25.3	(12%)
EBITDA (1)	555.2	31.9	611.4	33.7	(9%)
Free Cash Flow (2)	378.0	21.7	301.0	16.6	26%

Net Income and Cash Earnings:

(US$ millions)	2Q'02	*Mar.*	2Q'01	*Mar.*	Var.
Net Income	71.0	4.1	466.8	25.7	(85%)
Majority Net Income	73.1	4.2	407.7	22.4	(82%)
Cash Earnings (3)	418.0	24.0	406.8	22.4	3%

Financial Position:

	2Q'02	2Q'01	Var.
Net Debt (US$ millions)	6,027	6,553	(8%)
Interest Coverage (TTM) (4)	5.3	4.0	33%
Leverage (Net Debt/EBITDA TTM)	2.9	2.8	4%

Per-ADS Information:

Per ADS (CX)	2Q'02	2Q'01	Var.
Earnings (US$)	0.25	1.44	(83%)
Cash Earnings (3) (US$)	1.41	1.44	(2%)
Average Shares (millions)	295.8	282.8	5%
EOP Price (4) (US$)	26.36	26.50	(1%)

(1) EBITDA is defined as operating income plus depreciation and amortization.
(2) See table on page 3 for free cash flow calculation.
(3) Cash Earnings is defined as EBITDA minus net financial expenses, cash taxes, income attributable to minority interest and other cash expenses.
(4) TTM means "Trailing Twelve Months". EOP means "End of Period".

CEMEX consolidates its results in Mexican pesos under Mexican GAAP. For the convenience of the reader, U.S. dollar amounts for the consolidated entity were calculated by converting the constant-peso amounts at the end of each period using the end of period peso/dollar exchange rate. The exchange rates used to convert results for the second quarter of 2002 and second quarter of 2001 are 9.94 and 9.06 pesos per dollar, respectively.

Contact in Mexico
52 (81) 8328 7292
ir@cemex.com

Contact in the US
1 877 7CX NYSE
1 (212) 317 6007

www.cemex.com

Second Quarter Highlights

- **Net sales** decreased 4% from the second quarter of 2001 to US$1,742 million. Higher sales in our operations in Spain, Colombia and Egypt were offset by lower sales in our U.S. and Venezuelan operations.

- **EBITDA** decreased 9% from a year ago to US$555 million. The consolidated **EBITDA margin** decreased from 33.7% in the year-earlier period to 31.9% in the second quarter of 2002. The 1.8 percentage-point drop is mainly due to higher SG&A related to upfront expenses in information technology (rollout of CEMEX Way), our increased effort to strengthen our commercial and distribution network worldwide, and a change in the product and country mix.

- **Cash earnings** increased 3% to US$418 million, compared to US$407 million in the second quarter of 2001 due to lower interest expense (including preferred dividends), which declined 34% when compared to the same quarter a year ago.

- **Majority Net income** decreased 82% to US$73 million versus the second quarter of 2001. The decline was due to non-cash foreign exchange losses, and a decrease in the value of our marketable securities due to the decline in the mark-to-market value of some of our derivative instruments, whereas a year ago these items resulted in gains. This was further exacerbated by the absence of a US$131 million extraordinary gain on the sale of BANACCI shares during the same period of last year.

- **Interest plus preferred dividend coverage** (EBITDA divided by interest expense plus preferred dividends for the trailing twelve months) was 5.3 times at the end of the second quarter of 2002, versus 4.0 times at the end of the second quarter of 2001.

- **Leverage** (Net debt plus preferred equity divided by the trailing twelve-month EBITDA) increased to 2.9 times versus 2.8 times a year ago primarily as result of restating CEMEX Mexico's EBITDA for the last twelve months at the weaker peso/US$ exchange rate of 9.94.

- **Net debt** at the end of the second quarter was US$6,027 million. Free cash flow in the amount of US$269 million was used to reduce net debt during the quarter. Foreign exchange movements (primarily the yen/US$ and euro/US$ rates) combined with the premium paid on the tender offer of our notes due 2006 and the preferred capital securities, led to a consolidated net debt decrease during the quarter, when expressed in U.S. dollars, of US$11 million.

- **Net interest expense** in the second quarter was US$69 million, decreasing 28% from US$95 million in the same period a year ago due to lower spreads, interest rates and net debt.

- **Other net expenses** increased 50% to US$123 million from US$81 million in the second quarter of 2001. The increase was due to the premium paid on the cash tender offer for our 12¾ notes due 2006.

- **Net foreign exchange gain (loss)** for the quarter was a loss of US$107 million versus a gain of US$49 million in the second quarter of 2001. This loss was due to the recent weakness of the U.S. dollar against the Japanese yen, and the slide of the Mexican peso versus the U.S. dollar.

- **Foreign currency translation effect** for the quarter was a gain of approximately US$204 million (MXN 2,024 million) versus a loss of approximately US$165 million (MXN 1,498 million) during the second quarter of 2001, net of the result of the capital hedge program and foreign exchange results related to debt associated with foreign acquisitions. This was due primarily due to the appreciation of the U.S. dollar and the Euro in which we hold important asset positions. These results are recognized directly in stockholders' equity and do not pass through the income statement.

- CEMEX recognized a net **monetary position gain** of US$94 million, representing an increase of 10% versus the second quarter of 2001. The weighted-average inflation factor used to calculate the net monetary position gain was 1.6% versus 1.3% in the year-earlier period.

- **Income taxes** (including employees' statutory profit sharing) in the quarter were US$15 million versus US$67 million during the same period a year ago. The total effective tax rate (including employees' statutory profit sharing) during the quarter was 19.4%, compared to 12.7% for the same period a year ago.

Note: For the calculation of Net Debt, Net Debt to EBITDA and Interest Coverage, CEMEX is conservatively adding the Preferred Capital Securities (US$66 million outstanding at the end of the second quarter) because of the put option to CEMEX in 2005 under its structure and the remaining US$650 million in Preferred Equity. Net debt is defined as total debt plus preferred equity and capital securities minus cash and cash equivalents.

Contact in Mexico
52 (81) 8328 7292
ir@cemex.com

Contact in the US
1 877 7CX NYSE
1 (212) 317 6007

www.cemex.com

Financial Position:	06/30/02	03/31/02	06/30/01
Interest Coverage (TTM)	5.3	4.9	4.0
Leverage (Net Debt/EBITDA (TTM))	2.9	2.7	2.8
Net Debt (US$ millions)	6,027	6,037	6,553
Total Debt plus Preferred Equity and Capital Securities (US$ millions)	6,497	6,445	7,127
Total Debt (US$ millions)	5,781	5,545	5,807
Preferred Equity and Capital Securities (US$ millions)	716	900	1,320
Short-Term Debt (as a percentage of total debt)	19%	21%	39%
Long-Term Debt (as a percentage of total debt)	81%	79%	61%

Free Cash Flow Calculation (US$ millions) *	2Q'02	YTD 2002	2Q'01
EBITDA	555	1,014	611
- Net Interest Expense	69	130	95
- Capital Expenditures (maintenance, and cement and ready-mix expansion)	104	178	127
- Increase (Decrease) in Working Capital	(75)	86	6
- Taxes Paid	61	110	27
- Preferred Dividend Payments	9	21	32
- Other Cash Items	9	36	23
Free Cash Flow *	378	453	301

During the quarter, free cash flow of US$378 million was used to pay down debt by US$269 million. However, net debt decreased by US$11 million during the quarter as a result of foreign exchange movements in the amount of US$184 million, and the US$74 million premium paid on the tender offers of the notes due 2006 and the preferred capital securities. Free cash flow was further used to pay dividends of US$27 million, and for other investments of US$63 million in our commercial and distribution networks, information technology and raw materials resources.

Derivative Instruments

	Notional Amounts (US$ million)	
	June 30, 2002	March 31, 2002
Equity Derivatives	1,400	1,313
Foreign Exchange Derivatives	3,119	1,731
Interest-Rate Derivatives	4,644	4,993

The estimated aggregate fair market value of the above derivative instruments was (US$61) million and US$423 million for the periods ending June 30, 2002, and March 31, 2002, respectively. Fair market values represent approximated settlement results as of the valuation date, based on quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts, quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in the company's exposure to the risks being hedged. **

** Free cash flow from core operations*

*** Starting January 1, 2001, Bulletin C-2, Financial Instruments ("Bulletin C-2"), became effective for all public companies reporting under Mexican GAAP. Bulletin C-2 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings or in stockholders equity depending on whether a derivative is in substance an equity transaction or is designated as part of a hedge transaction. The Company has recognized increases in assets and liabilities, which resulted in a net liability of US$190.8 million, arising from the fair value recognition of such derivatives as of June 30, 2002. The above notional amounts reflect the underlying asset or liability on which the derivatives are being entered into.*

Contact in Mexico
52 (81) 8328 7292
ir@cemex.com

Contact in the US
1 877 7CX NYSE
1 (212) 317 6007

www.cemex.com

Other Activities

CEMEX announces tender offer to acquire all outstanding shares of Puerto Rican Cement Company

On July 1, 2002, CEMEX, though its subsidiary, Tricem Acquisition, Corp. ("Tricem"), announced the launch of a tender offer to acquire all outstanding shares of Puerto Rican Cement Company ("PRCC") for US$35 per share net to the selling holders in cash. The offer will expire on July 29, 2002 at 12:00 midnight, New York time, unless the offer is extended.

CEMEX had previously announced that it had entered into a definitive agreement with PRCC for CEMEX to launch a tender offer for all outstanding shares of PRCC. This transaction was unanimously approved by all of the directors present at meetings of the boards of both PRCC and Tricem, and is subject to the tender of a majority of the outstanding shares of PRCC, regulatory approvals, and other customary closing conditions. On July 3, 2002, CEMEX was advised that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the tender offer, was terminated early. Accordingly, the condition to the tender offer relating to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has been satisfied.

CEMEX announces tender offer to acquire all outstanding shares of Trinidad Cement Limited

On July 1, 2002, CEMEX, through its wholly owned indirect subsidiary, Cetacea Investments Limited ("Cetacea"), announced a tender offer to acquire all outstanding shares of Trinidad Cement Limited ("TCL"). The offer to purchase represents a bid for 100% of the total issued share capital of TCL, and is subject to several conditions, including the valid tender and receipt (not where permitted, withdrawn) during the offer period of TCL shares that will result in Cetacea holding TCL shares carrying no less than 50.01% of TCL's voting rights; the amendment of TCL's Articles to remove a provision that limits a person's right to have an interest in TCL shares or to control voting rights of the company in an amount that exceeds 20%; and Cetacea obtaining a Foreign Investment License from the Ministry of Finance. If any condition of the offer is not met, CEMEX reserves the right to withdraw the offer.

The offer price is TT$7.15 per share, inclusive of accrued and unpaid dividends, payable in cash. The offer will expire at 3:00 pm, Port of Spain time, on August 6, 2002, unless extended by Cetacea. CEMEX, through its subsidiary Sierra Trading, owns 20% of the share capital of TCL and has actively participated in the boards of TCL, TCL Holdings and Caribbean Cement Company Limited.

92.8% of shareholders receive CPOs under CEMEX's stock dividend program

On June 5, 2002, CEMEX announced the completion of its stock dividend program. A total of 64,408,962 CPOs were issued on June 5, 2002 and distributed to 92.8% of shareholders. The remaining 7.2% of shareholders elected to receive a cash payment of MXP 2.00 per CPO (MXP 10.00 per ADS) in lieu of the stock dividend, for a total of approximately MXP 232 million (US$23.8 million) paid by CEMEX.

Under this stock dividend program, CEMEX shareholders received one new CPO for each 23.168 CPOs held. CEMEX shareholders had the option to receive a cash payment of MXP 2.00 per CPO in lieu of the stock dividend.

Ten cement companies pledge specific actions on six high priority issues for sustainable development

On July 3, 2002, ten major cement companies published their agenda for Action on Sustainable Development. '*Our Agenda for Action*', produced by the Cement Sustainability Initiative, is the next step of a project spearheaded by ten of the world's largest cement producers. It aims to facilitate actions and accelerate progress on the move toward sustainable development. It was produced in association with the Geneva-based World Business Council for Sustainable Development (WBCSD).

The Agenda focuses on six priority issues: climate protection, fuels and raw materials, employee health and safety, emissions reduction, local impacts and internal business processes. The ten cement companies in the Cement Sustainability Initiative are CEMEX, Cimpor, Heidelberger, Holcim, Italcementi, Lafarge, RMC, Siam Cement, Taiheiyo and Votorantim. Together, these companies produce about one third of global cement supply.

Contact in Mexico
52 (81) 8328 7292
ir@cemex.com

Contact in the US
1 877 7CX NYSE
1 (212) 317 6007

www.cemex.com

Equity-Related Information

Change in period-end CPO-equivalent units outstanding as of June 30, 2002

Number of CPO-equivalent units outstanding* as of March 31, 2002	**1,462,457,403**
Change in the number of total CPO-equivalent units subscribed and paid between periods resulting from CEMEX's stock dividend program 2002	64,408,962
Change in the number of total CPO-equivalent units subscribed and paid between periods resulting from the exercise of stock options that are not fully hedged	365,652
Decrease (Increase) in CEMEX CPO-equivalent units held at subsidiaries	(6,175,777)
Number of CPO-equivalent units outstanding* as of June 30, 2002	**1,521,056,240**

One CEMEX ADS (NYSE: CX) represents five CEMEX CPOs traded on the Mexican Stock Exchange.

Employee Stock Option Plans (ESOP)

As of June 30, 2002, directors, officers and other employees under our employee stock options plans had outstanding options to acquire 114,487,129 CEMEX CPOs.

Of the total options outstanding, 93% are fully hedged and have an escalating strike price indexed monthly in dollar terms. The total amount of these options programs represents 7.5% of total CPOs outstanding.

Operating Results – Mexico

For analysis purposes, CEMEX Mexico figures are presented in dollars.

In Mexico, **net sales** were US$657 million, a decrease of 2% versus the second quarter of 2001 and 6% higher than the first quarter of 2002.

Domestic cement volume increased 10% versus the year-earlier period, and has increased 2% year to date when compared to the first half of last year. The self-construction sector remains stable. Employment has not yet reached last year's level but has been growing since the beginning of the year. Consumption in the formal sector continues to be weak due to the continued economic slowdown. Government spending on infrastructure, highways and housing drove demand during the quarter.

Ready-mix volumes increased 16% versus the same period a year ago, driven by increased government projects.

CEMEX's **average realized gray cement price** in Mexico decreased 7% in constant peso terms versus the second quarter of 2001. In dollar terms, prices also declined by 8% versus the year-earlier period. The **average ready-mix price** decreased 9% in constant peso terms and decreased 10% in dollar terms compared with the second quarter of 2001.

Total export volumes decreased 25% versus the second quarter of 2001. Exports from Mexico were distributed as follows:

North America: 62% **The Caribbean: 20%** **Central/South America: 18%**

The **average cash cost of goods sold** per metric ton decreased 4% in dollar terms versus the second quarter of 2001, mostly due to lower energy costs.

United States

For analysis purposes, CEMEX USA figures are presented in dollars. In the consolidation process, CEMEX USA figures are converted into pesos under Mexican GAAP.

Net sales for CEMEX's operations in the United States were US$482 million, a decrease of 8% compared to the year-earlier period. The decrease in sales is partially due to the divestiture of our aggregate business during the fourth quarter of 2001. **EBITDA** decreased 11% to US$126 million, while **EBITDA margin** dropped 0.9 percentage points to 26.1%, when compared to the same period a year ago, and increased by 3.3 percentage points versus the first quarter of 2002.

Cement sales volume decreased 6% during the second quarter of 2002 compared to the year-earlier period, and **ready-mix volume** decreased 8% compared to the second quarter of 2001.

Residential construction remained stable, however, continued wet weather conditions and soft cement demand in the industrial and commercial sectors of the economy pushed overall cement demand down. Unfavorable weather conditions have mostly affected the Midwest region during March, April and June of this year. The public works sector continues to be the strongest source of cement demand.

Average realized cement prices remained flat versus the second quarter of 2001 and the first quarter of 2002. **Average ready-mix prices** increased 2% versus the same period a year ago.

Spain

For analysis purposes, figures are presented in dollars. In the consolidation process, CEMEX Spain figures are converted into dollars and then into pesos under Mexican GAAP.

In Spain, **domestic cement volumes** decreased 2% during the quarter compared to the same period a year ago. **Ready-mix volumes** increased 2% compared to the second quarter of 2001. Construction spending has softened compared to the same period a year ago, but remains high compared to the overall economic activity in Spain. Public works spending and residential construction have been the main drivers of demand during the quarter.

Exports from CEMEX Spain remained flat compared to the second quarter of 2001.

The average **domestic cement price** increased 2% in euros and increased 12% in dollar terms compared to the year-earlier period. The **average ready-mix price** during the period increased 1% in euros and increased 11% in dollar terms versus the same period a year ago.

The **average cash cost of goods sold** per metric ton increased 3% in euros and 21% in dollar terms versus the second quarter of 2001.

Venezuela

For analysis purposes, figures are presented in dollars. In the consolidation process, CEMEX Venezuela figures are converted into dollars and then into pesos under Mexican GAAP. CEMEX Venezuela consolidates CEMEX's operations in the Dominican Republic and, beginning in 2002, also CEMEX's operations in Panama.

Domestic cement volumes for CEMEX's Venezuelan operations decreased 20% compared to the second quarter of 2001, and increased 9% versus the first quarter of 2002. Government spending on infrastructure remains low when compared to last year - particularly June - due to the country's recent political and economic situation. Also, private investment has decreased. Domestic cement supply has not been affected by the labor strike at the Pertigalete plant and exports have been supplied by other sources in the CEMEX trading network.

Ready-mix volumes decreased 16% versus the second quarter of 2001.

The volume of **exports** from the company's Venezuelan operations decreased 16% compared to the year-earlier period. Exports from Venezuela were distributed as follows:

North America: 69% **Caribbean: 29%** **South America: 2%**

Domestic cement prices increased 9% in constant Bolivar terms and decreased 13% in dollar terms compared with the second quarter of 2001. The **average ready-mix price** during the period increased 5% in constant Bolivar terms and decreased 18% in dollar terms compared to the same quarter in the year 2001.

The **average cash cost of goods sold** per metric ton decreased by 50% in dollar terms compared to the second quarter of 2001. A large portion of our cash costs is Bolivar-denominated; hence, the Bolivar's devaluation has caused these costs to decrease in U.S. dollar terms.

CEMEX
Building the future.™

INVESTOR RELATIONS

Contact in Mexico
52 (81) 8328 7292
ir@cemex.com

Contact in the US
1 877 7CX NYSE
1 (212) 317 6007

www.cemex.com

Colombia

For analysis purposes, figures are presented in dollars. In the consolidation process, CEMEX Colombia figures are converted into dollars and then into pesos under Mexican GAAP.

In the company's Colombian operations, **domestic cement volume** decreased 3% versus the same period of 2001, while **ready-mix volume** decreased by 4%. The continued tense political and economic situation has led to few new infrastructure projects, as well as decreased investment from the private sector. The overall drop in cement demand has been partially offset by sustained demand in the self-construction sector.

CEMEX's **average realized gray cement price** in Colombia was 9% higher in dollar terms versus the second quarter of 2001. The **average ready-mix price** also increased 6% in dollar terms compared to the year-earlier period.

The average ***cash cost of goods sold*** *per metric ton decreased 4% in dollar terms versus the second quarter of 2001.*

Other Operations

CEMEX Philippines **domestic cement volume** increased 57% versus the second quarter of 2001. Fewer cement imports into the Philippines led to our increased market participation. **Average domestic prices** in the Philippines decreased 22% in dollar terms versus the second quarter of 2001.

In Egypt, **domestic cement volume** increased 38% compared to the second quarter of 2001 and increased 11% over the preceding quarter. The increased volume was mainly driven by rising sales in Lower Egypt and our continued commercial effort in the region.

Average domestic prices in Egypt decreased 26% in dollar terms versus the second quarter of 2001, mainly due to the depreciation of the Egyptian pound and our greater penetration in Lower Egypt, which commands lower prices. Prices decreased 12% in Egyptian pounds compared to the same period last year.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Figures
(Convenience translation in thousands of dollars)*

INCOME STATEMENT	January-June 2002	January-June 2001	% Var.	Quarters II 2002	Quarters II 2001	% Var.
Net Sales	3,264,166	3,429,744	(5) %	1,741,503	1,815,612	(4) %
Cost of Sales [1]	(1,785,168)	(1,855,736)	(4) %	(946,297)	(982,367)	(4) %
Gross Profit	1,478,999	1,574,009	(6) %	795,206	833,245	(5) %
Selling, General and Administrative Expenses [1]	(765,367)	(716,658)	7 %	(391,755)	(373,935)	5 %
Operating Income	713,631	857,351	(17) %	403,450	459,310	(12) %
Financial Expenses	(160,108)	(228,399)	(30) %	(83,167)	(108,114)	(23) %
Financial Income	29,710	17,975	65 %	14,246	12,643	13 %
Exchange Gain (Loss), Net	(67,415)	121,697	N/A	(107,409)	48,813	N/A
Monetary Position Gain (Loss)	174,817	165,957	5 %	94,307	85,774	10 %
Total Comprehensive Financing (Cost) Income	(22,996)	77,230	N/A	(82,023)	39,117	N/A
Gain or (Loss) on Marketable Securities	(78,875)	131,469	N/A	(122,169)	112,453	N/A
Other Expenses, Net	(210,123)	(154,867)	36 %	(122,521)	(81,455)	50 %
Other Income (Expense)	(288,998)	(23,397)	N/A	(244,690)	30,998	N/A
Net Income Before Income Taxes	401,638	911,183	(56) %	76,738	529,425	(86) %
Income Tax	(46,866)	(100,187)	(53) %	(12,082)	(58,691)	(79) %
Employees' Statutory Profit Sharing	(5,426)	(16,933)	(68) %	(2,776)	(8,588)	(68) %
Total Income Tax & Profit Sharing	(52,291)	(117,120)	(55) %	(14,858)	(67,279)	(78) %
Net Income Before Participation of of Uncons. Subs. and Ext. Items	349,347	794,064	(56) %	61,880	462,146	(87) %
Participation of Unconsolidated Subsidiaries	12,312	9,491	30 %	9,135	4,667	96 %
Consolidated Net Income	361,659	803,555	(55) %	71,014	466,813	(85) %
Net Income Attributable to Min. Interest	17,446	113,639	(85) %	(2,134)	59,127	(104) %
MAJORITY INTEREST NET INCOME	344,212	689,916	(50) %	73,148	407,686	(82) %
EBITDA (Operating Income+Depreciation+Amortization)	1,013,878	1,154,568	(12) %	555,214	611,413	(9) %

BALANCE SHEET	As of June 30th 2002	As of June 30th 2001	% Var.
Total Assets	16,138,929	16,536,155	(2) %
Cash and Temporary Investments	470,167	574,107	(18) %
Trade Accounts Receivables	652,115	805,410	(19) %
Other Receivables	445,643	319,050	40 %
Inventories	694,626	724,286	(4) %
Other Current Assets	149,529	161,987	(8) %
Current Assets	2,412,080	2,584,839	(7) %
Fixed Assets	8,710,066	9,094,698	(4) %
Other Assets	5,016,783	4,856,618	3 %
Total Liabilities	8,612,826	8,602,861	0 %
Current Liabilities	2,472,259	3,380,503	(27) %
Long-Term Liabilities	4,685,608	3,493,097	34 %
Other Liabilities	1,454,960	1,729,261	(16) %
Consolidated Stockholders' Equity [2]	7,526,103	7,933,294	(5) %
Stockholders' Equity Attributable to Minority Interest	1,370,324	2,014,692	(32) %
Stockholders' Equity Attributable to Majority Interest	6,155,779	5,918,602	4 %

N/A : Not Applicable

(1) Due to our worldwide standardization effort, expenses which had been classified as cost of sales were reclassified as SG&A. For comparison purposes in this report, 2001 figures which total US$70 million for the first six months, and US$38 million for the second quarter, were reclassified as SG&A.

(2) Includes foreign currency translation gain of US$200 million for the year 2002, and a loss of US$252 million for 2001

CEMEX, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Figures
(Thousands of pesos in real terms as of June 30, 2002)*

INCOME STATEMENT	January-June 2002	January-June 2001	% Var.	Quarters II 2002	Quarters II 2001	% Var.
Net Sales	32,445,815	33,820,378	(4) %	17,310,537	17,903,580	(3) %
Cost of Sales [1]	(17,744,568)	(18,299,230)	(3) %	(9,406,193)	(9,687,027)	(3) %
Gross Profit	14,701,246	15,521,148	(5) %	7,904,344	8,216,553	(4) %
Selling, General and Administrative Expenses [1]	(7,607,752)	(7,066,896)	8 %	(3,894,049)	(3,687,338)	6 %
Operating Income	7,093,494	8,454,252	(16) %	4,010,296	4,529,215	(11) %
Financial Expenses	(1,591,476)	(2,252,220)	(29) %	(826,681)	(1,066,100)	(22) %
Financial Income	295,320	177,246	67 %	141,607	124,673	14 %
Exchange Gain (Loss), Net	(670,106)	1,200,044	N/A	(1,067,644)	481,344	N/A
Monetary Position Gain (Loss)	1,737,683	1,636,490	6 %	937,411	845,811	11 %
Total Comprehensive Financing (Cost) Income	(228,578)	761,559	N/A	(815,306)	385,729	N/A
Gain or (Loss) on Marketable Securities	(784,019)	1,296,404	N/A	(1,214,360)	1,108,885	N/A
Other Expenses, Net	(2,088,619)	(1,527,124)	37 %	(1,217,857)	(803,220)	52 %
Other Income (Expense)	(2,872,637)	(230,720)	N/A	(2,432,217)	305,665	N/A
Net Income Before Income Taxes	3,992,278	8,985,091	(56) %	762,772	5,220,608	(85) %
Income Tax	(465,843)	(987,931)	(53) %	(120,093)	(578,748)	(79) %
Employees' Statutory Profit Sharing	(53,930)	(166,973)	(68) %	(27,597)	(84,683)	(67) %
Total Income Tax & Profit Sharing	(519,774)	(1,154,905)	(55) %	(147,690)	(663,431)	(78) %
Net Income Before Participation of Uncons. Subs. and Ext. Items	3,472,505	7,830,186	(56) %	615,083	4,557,178	(87) %
Participation in Unconsolidated Subsidiaries	122,384	93,593	31 %	90,800	46,017	97 %
Consolidated Net Income	3,594,888	7,923,779	(55) %	705,883	4,603,195	(85) %
Net Income Attributable to Min. Interest	173,418	1,120,587	(85) %	(21,208)	583,041	(104) %
MAJORITY INTEREST NET INCOME	3,421,470	6,803,193	(50) %	727,091	4,020,154	(82) %
EBITDA (Operating Income+Depreciation+Amortization)	10,077,942	11,385,083	(11) %	5,518,823	6,029,085	(8) %

BALANCE SHEET	As of June 30th 2002	As of June 30th 2001	% Var.
Total Assets	160,420,957	163,061,435	(2%)
Cash and Temporary Investments	4,673,456	5,661,212	(17%)
Trade Accounts Receivables	6,482,019	7,942,067	(18%)
Other Receivables	4,429,695	3,146,119	41%
Inventories	6,904,587	7,142,112	(3%)
Other Current Assets	1,486,321	1,597,340	(7%)
Current Assets	23,976,078	25,488,850	(6%)
Fixed Assets	86,578,060	89,681,945	(3%)
Other Assets	49,866,820	47,890,639	4%
Total Liabilities	85,611,491	84,831,986	1%
Current Liabilities	24,574,251	33,334,815	(26%)
Long-Term Liabilities	46,574,941	34,445,092	35%
Other Liabilities	14,462,299	17,052,079	(15%)
Consolidated Stockholders' Equity [2]	74,809,466	78,229,448	(4%)
Stockholders' Equity Attributable to Minority Interest	13,621,025	19,866,686	(31%)
Stockholders' Equity Attributable to Majority Interest	61,188,442	58,362,762	5%

N/A : Not Applicable

(1) Due to our worldwide standardization effort, expenses which had been classified as cost of sales were reclassified as SG&A. For comparison purposes in this report, 2001 figures which total 698 million pesos for the first six months, and 379 million pesos for the second quarter, were similarly reclassified as SG&A.

(2) Includes foreign currency translation gain of 1,988 million pesos for the year 2002, and a loss of 2,287 million pesos for 2001

CEMEX, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Figures
(Convenience translation into U.S. dollars)*

FINANCIAL INDICATORS**	Trailing 12 months 2002	Trailing 12 months 2001	% Var.	January-June 2002	January-June 2001	% Var.	Quarters II 2002	Quarters II 2001	% Var.
Operating margin				21.9%	25.0%		23.2%	25.3%	
EBITDA Margin				31.1%	33.7%		31.9%	33.7%	
Interest Coverage (1)	5.3	4.0					6.0	4.4	
Net Debt to EBITDA (2)	2.9	2.8							
Debt / Total Capitalization							45.6%	45.2%	
Net Return on Equity (3)	16.9%	16.8%							
Return on Capital Employed (4)	10.7%	12.7%							
EBITDA Per CPO (5)	1.42	1.57	(10%)	0.69	0.82	(16%)	0.38	0.43	(12%)
Cash Earnings per CPO (5)	1.03	1.01	2%	0.49	0.52	(6%)	0.28	0.29	(3%)
Free Cash Flow per CPO (5)	0.77	0.64	20%	0.31	0.32	(3%)	0.26	0.21	24%
Earnings per CPO (5)	0.56	0.87	(36%)	0.23	0.49	(53%)	0.05	0.29	(83%)
End of Period Price of CEMEX CPO							5.30	5.32	(0%)

Please note: One CEMEX ADS (NYSE:CX) represents five CEMEX CPOs

(*) Income statement and balance sheet results for 2002 are converted from pesos to dollars by dividing by the June 30, 2002 exchange rate of 9.94. Results for 2001 are converted to dollars by multiplying by the weighted average inflation factor of 1.0884 (equivalent to 8.84%) and then dividing by the June 30, 2001 exchange rate of 9.06.

(**) Note that in the calculation of Interest Coverage and Net Debt to EBITDA ratio, the US$650 million preferred equity and the US$66 million of capital securities are conservatively considered obligations.

(1) Interest Coverage is defined as EBITDA divided by financial expenses plus preferred dividends, all for the previous twelve motnhs

(2) Net Debt is defined as total debt plus preferred equity and capital securities less cash and cash equivalents.

(3) Return on equity is defined as: (Operating income - Net Financial Expense - Total Income Tax & Profit Sharing) / Average majority shareholders equity

(4) Return on capital employed is defined as: Operating Income - Total Income Tax & Profit Sharing / (Average consolidated shareholders equity + Average net debt)

(5) Considering 1,479 milliion average CPOs for second quarter 2002 and 1,414 million average CPOs for the second quarter of 2001.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Operating Summary

(Convenience Translation in Thousands of Dollars) *

	January-June		%	Quarters		%
NET SALES	**2002**	**2001**	**Var.**	**II 2002**	**II 2001**	**Var.**
Mexico	1,266,976	1,339,978	(5%)	657,286	669,029	(2%)
USA	866,270	912,104	(5%)	481,990	525,825	(8%)
Spain	466,479	415,388	12%	238,277	226,284	5%
Venezuela/Dominican Republic	222,948	326,818	(32%)	114,929	161,930	(29%)
Colombia	101,330	106,382	(5%)	52,046	51,114	2%
Philippines	79,646	86,154	(8%)	40,188	45,923	(12%)
Egypt	75,055	75,063	(0%)	37,253	36,504	2%
Central America and the Caribbean	107,778	136,337	(21%)	54,930	64,282	(15%)
Others and Intercompany Eliminations	*77,684*	*31,520*	N/A	*64,604*	*34,721*	N/A
NET SALES	**3,264,166**	**3,429,744**	(5%)	**1,741,503**	**1,815,612**	(4%)

	January-June		%	Quarters		%
GROSS PROFIT	**2002**	**2001**	**Var.**	**II 2002**	**II 2001**	**Var.**
Mexico	741,539	801,341	(7%)	399,624	400,171	(0%)
USA	300,975	265,868	13%	172,549	168,530	2%
Spain	176,336	158,932	11%	92,303	83,915	10%
Venezuela/Dominican Republic	89,259	123,178	(28%)	48,361	65,602	(26%)
Colombia	54,627	60,944	(10%)	27,784	29,315	(5%)
Philippines	26,348	33,462	(21%)	12,316	17,274	(29%)
Egypt	27,147	28,735	(6%)	12,449	13,056	(5%)
Central America and the Caribbean	41,152	44,432	(7%)	20,691	21,662	(4%)
Others and Intercompany Eliminations	*21,616*	*57,117*	N/A	*9,129*	*33,720*	N/A
GROSS PROFIT	**1,478,999**	**1,574,009**	**(6%)**	**795,206**	**833,245**	**(5%)**

	January-June		%	Quarters		%
OPERATING PROFIT	**2002**	**2001**	**Var.**	**II 2002**	**II 2001**	**Var.**
Mexico	504,432	564,054	(11%)	275,620	280,358	(2%)
USA	144,299	143,248	1%	91,006	102,906	(12%)
Spain	114,789	104,189	10%	62,872	53,407	18%
Venezuela/Dominican Republic	59,039	83,313	(29%)	31,905	46,463	(31%)
Colombia	40,969	46,072	(11%)	20,644	22,539	(8%)
Philippines	379	5,720	(93%)	305	3,514	N/A
Egypt	11,358	14,869	(24%)	4,287	6,476	(34%)
Central America and the Caribbean	29,642	30,655	(3%)	15,269	15,096	1%
Others and Intercompany Eliminations	*(191,276)*	*(134,769)*	N/A	*(98,458)*	*(71,449)*	N/A
OPERATING PROFIT	**713,631**	**857,351**	**(17%)**	**403,450**	**459,310**	**(12%)**

N/A : Not Applicable

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Operating Summary

(Convenience Translation in Thousands of Dollars) *

EBITDA	January-June 2002	January-June 2001	% Var.	Quarters II 2002	Quarters II 2001	% Var.
Mexico	568,603	634,570	(10%)	308,455	313,447	(2%)
USA	213,156	233,668	(9%)	125,716	141,712	(11%)
Spain	130,721	127,252	3%	76,272	65,690	16%
Venezuela/Dominican Republic	84,160	115,240	(27%)	46,327	62,511	(26%)
Colombia	60,541	63,961	(5%)	30,986	31,325	(1%)
Philippines	14,465	16,487	(12%)	7,308	8,859	(18%)
Egypt	30,876	25,568	21%	14,023	12,106	16%
Central America and the Caribbean	34,330	36,342	(6%)	17,632	18,439	(4%)
Others and Intercompany Eliminations	*(122,974)*	*(98,520)*	N/A	*(71,505)*	*(42,676)*	N/A
EBITDA	**1,013,878**	**1,154,568**	**(12%)**	**555,214**	**611,413**	**(9%)**

EBITDA MARGIN	January-June 2002	January-June 2001	Quarters II 2002	Quarters II 2001
Mexico	44.9%	47.4%	46.9%	46.9%
USA	24.6%	25.6%	26.1%	27.0%
Spain	28.0%	30.6%	32.0%	29.0%
Venezuela/Dominican Republic	37.7%	35.3%	40.3%	38.6%
Colombia	59.7%	60.1%	59.5%	61.3%
Philippines	18.2%	19.1%	18.2%	19.3%
Egypt	41.1%	34.1%	37.6%	33.2%
Central America and the Caribbean	31.9%	26.7%	32.1%	28.7%
EBITDA MARGIN	**31.1%**	**33.7%**	**31.9%**	**33.7%**

N/A : Not Applicable

Mexico: Results for 2002 can be converted to pesos by multiplying by the June 2002 exchange rate of 9.94. Results for 2001 can be converted to pesos by dividing by the Mexican inflation rate of 4.6% (1.046) and then multiplying by the June 2001 exchange rate of 9.06

Spain: Results for 2002 can be converted to Euros by multiplying by the June 2002 exchange rate of 1.01. Results for 2001 can be converted to Euros by multiplying by the June 2001 exchange rate of 1.18.

Venezuela: Results for 2002 can be converted to bolivares by multiplying by the June 2002 exchange rate of 1,353. Results for 2001 can be converted to bolivares by dividing by the Venezuelan inflation rate of 19.56% (1.1956) and then multiplying by the June 2001 exchange rate of 719.

Colombia: Results for 2002 can be converted to Col. Pesos by multiplying by the June 2002 exchange rate of 2,399. Results for 2001 can be converted to Col. Pesos by multiplying by the June 2001 exchange rate of 2,299

Philippines: Results for 2002 can be converted to Philippine Pesos by multiplying by the June 2002 exchange rate of 50.57. Results for 2001 can be converted to Philippine Pesos by multiplying by the June 2001 exchange rate of 52.37

Egypt: Results for 2002 can be converted to Egyptian pounds by multiplying by the June 2002 exchange rate of 4.64. Results for 2001 can be converted to Egyptian Pounds by multiplying by the June 2001 exchange rate of 3.88

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Volume Summary

	January-June		%	Quarters		%
CONSOLIDATED VOLUMES	2002	2001	Var.	II 2002	II 2001	Var.
Cement (Thousands of Metric Tons)	30,247	30,377	(0%)	16,130	16,451	(2) %
Ready Mix Concrete (Thousands of Cubic Meters)	9,276	9,161	1%	4,846	4,749	2%

DOMESTIC CEMENT VOLUME	January-June	Quarter	Quarter
(% Change)	2002 - 2001	II 2002 - II 2001	II 2002 - I 2002
Mexico	2 %	10 %	14%
USA	(4%)	(6%)	34 %
Spain	0 %	(2%)	6 %
Venezuela	(14%)	(20%)	9%
Colombia	(8%)	(3%)	0 %
Philippines	43 %	57%	17%
Egypt	27 %	38 %	11%

EXPORT CEMENT VOLUME	January-June	Quarter	Quarter
(% Change)	2002 - 2001	II 2002 - II 2001	II 2002 - I 2002
Mexico	(23%)	(25%)	(4%)
Spain	(7%)	0%	12 %
Venezuela	(18%)	(16%)	(1%)

READY MIX CONCRETE VOLUME	January-June	Quarter	Quarter
(% Change)	2002 - 2001	II 2002 - II 2001	II 2002 - I 2002
Mexico	9 %	16%	18 %
USA	(4%)	(8%)	5%
Spain	4%	2%	1 %
Venezuela	(14%)	(16%)	(6%)
Colombia	(18%)	(4%)	25 %